EXHIBIT 8.1

                                DAVIS POLK & WARDWELL
                                 450 LEXINGTON AVENUE
                               NEW YORK, NEW YORK 10017


                                    (212) 450-4000


                                        March 30, 1994


          ConAgra, Inc.
          ConAgra Capital, L.C.
          One ConAgra Drive
          Omaha, Nebraska  68102-5001


                    Re: Prospectus Supplement - ConAgra Capital, L.C. ___% Series A Cumulative Preferred Securities

          Dear Sirs:

                    We have acted as special tax counsel for ConAgra Capital, L.C. ("ConAgra Capital") and ConAgra, Inc. in connection with the registration of U.S.$450,000,000 ConAgra Capital Preferred Securities and ConAgra Debt Securities. In connection therewith, we have reviewed the discussion set forth under the caption "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" (the "Discussion") in the prospectus supplement (the "Prospectus Supplement") relating to ConAgra Capital's ___% Series A Cumulative Preferred Securities filed by ConAgra Capital and ConAgra with the Securities and Exchange Commission on March 30, 1994.

                    In rendering our opinion, we have relied upon, among other things, (i) certain representations and covenants of ConAgra Capital and ConAgra and (ii) the opinion of Dickinson, Mackaman, Tyler & Hagen, P.C. Assuming the proceeds of the offering of the Preferred Securities are used as described in the Prospectus under the caption "Use of Proceeds," it is our opinion that the Discussion is accurate.

                    We hereby consent to the use of our name under the caption "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" in the Prospectus Supplement. The issuance of such a consent does not concede that we are an "expert" for the purposes of the Securities Act of 1933.

                                        Very truly yours,

                                        /s/ Davis Polk & Wardwell